Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2016, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,607
Interest-bearing balances		200,504
Securities:
Held-to-maturity securities		99,478
Available-for-sale securities		286,478
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		77
Securities purchased under agreements to resell		22,705
Loans and lease financing receivables:
Loans and leases held for sale		19,947
Loans and leases, net of unearned income	924,819
LESS: Allowance for loan and lease losses	10,502
Loans and leases, net of unearned income and allowance		914,317
Trading Assets		36,745
Premises and fixed assets (including capitalized leases)		7,745
Other real estate owned		915
Investments in unconsolidated subsidiaries and associated companies		11,334
Direct and indirect investments in real estate ventures		233
Intangible assets
Goodwill		22,695
Other intangible assets		17,298
Other assets		67,157

Total assets		$1,727,235

LIABILITIES
Deposits:
In domestic offices		$1,218,766
Noninterest-bearing	407,266
Interest-bearing	811,500
In foreign offices, Edge and Agreement subsidiaries, and IBFs		120,624
Noninterest-bearing	1,115
Interest-bearing	119,509
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		6,444
Securities sold under agreements to repurchase		9,562

Dollar Amounts In Millions
Trading liabilities	13,951
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	159,898
Subordinated notes and debentures	13,200
Other liabilities	29,006

Total liabilities	$1,571,451
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,705
Retained earnings	49,373
Accumulated other comprehensive income	(1,220)
Other equity capital components	0

Total bank equity capital	155,377
Noncontrolling (minority) interests in consolidated subsidiaries	407

Total equity capital	155,784

Total liabilities, and equity capital	$1,727,235

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors

James Quigley

Enrique Hernandez, Jr

Cynthia Milligan